Exhibit 5.1

Harney Westwood & Riegels 4th Floor, Harbour Place 103 South Church Street, PO Box 10240 Grand Cayman KY1-1002, Cayman Islands Tel: +1 345 949 8599 Fax: +1 345 949 4451

26 January 2024

christopher.hall@harneys.com

+1 345 815 2979

062745.0001/CFH

Vinci Partners Investments Ltd

Dear Sirs

Vinci Partners Investments Ltd. (the Company)

We are lawyers qualified to practise in the Cayman Islands and have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Company’s preparation of a registration statement on Form S-8 under the United States Securities Act of 1933, as amended upon the exercise of share options granted under the Plan (as defined in Schedule 1).

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion, we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

1	Existence and Good Standing. The Company is an exempted company duly incorporated with limited liability, and is validly existing and in good standing under the laws of the Cayman Islands. It is a separate legal entity and is subject to suit in its own name.

2	Due Issuance. The shares issued or to be issued by the Company pursuant to the Plan (as defined in Schedule 1) have been duly authorised and when issued sold and paid for in the manner described in the Plan and in accordance with the Resolutions (as defined in Schedule 1) (or any resolution or instruction of any director or committee to whom the board of directors have delegated their powers with respect to administration of the Plan) and when appropriate entries have been made in the Register of Members of the Company, will be duly and validly issued, fully paid and non-assessable.

A list of partners is available for inspection at our offices. Bermuda legal services provided through an association with Zuill & Co. 606301020.2:6569664_1	Anguilla | Bermuda | British Virgin Islands Cayman Islands | Cyprus | Hong Kong | London Montevideo | Shanghai | Singapore | Vancouver www.harneys.com

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

Yours faithfully

/s/ Harney Westwood & Riegels
Harney Westwood & Riegels

Schedule 1

List of Documents Examined

1	the Certificate of Incorporation dated 21 September 2020 issued by the Registrar of Companies;

2	the Amended and Restated Memorandum and Articles of Association of the Company adopted by special resolution dated 15 January 2021 (the Memorandum and Articles of Association);

3	a Certificate of Good Standing in respect of the Company dated 23 January 2024, issued by the Registrar of Companies;

4	written resolutions of the board of directors dated 15 January 2024 (the Resolutions);

(1 - 4 above are the Corporate Documents), and

5	a form of the Company’s Stock Option Plan approved by the 2024 Resolutions; and

6	a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission on 26 January 2024.

(document 5 above is the Plan and documents 5 and 6 above together are the Transaction Documents).

The Corporate Documents and the Transaction Documents are collectively referred to in this opinion as the Documents.

Schedule 2

Assumptions

1	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and conform in every material respect to the latest drafts of the same produced to us and, where the Transaction Documents have been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

3	Proceeds of Crime. No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised) and the Terrorism Act (Revised), respectively).

Schedule 3

Qualifications

1	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Transaction Documents.

2	Good Standing. The Company shall be deemed to be in good standing at any time if all fees (including annual filing fees) and penalties under the Companies Act (Revised) have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act (Revised).

3	Conflict of Laws. An expression of an opinion on a matter of Cayman Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the Cayman Islands courts would treat Cayman Islands law as the proper law to determine that issue under its conflict of laws rules.

4	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and European Union sanctions as implemented under the laws of the Cayman Islands.

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